April 19, 2024

John Kernan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE.

Washington, DC 20549

Re:	Response to Securities and Exchange Commission (the “SEC”) Staff Comments on Form N-CSR for Tactical Investment Series Trust (the “Trust”) (File No. 811-23631)

Dear Mr. Kernan:

This letter responds to comments on the Annual Report for the fiscal year ended December 31, 2023 (the “Annual Report”), which the staff provided on Tuesday, April 9, 2024. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. All capitalized terms not defined herein have the meaning assigned to them in the Annual Report; any page references herein refer to the Annual Report.

Annual Report

1.	Comment: The Tactical Income Fund’s Management Discussion of Fund Performance (“MDFP”) should be enhanced to include a broader discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Adviser. Please explain how the Fund will address the form requirements. See Item 27(b)(7) of Form N-1A.

Response: Beginning with the Trust’s annual report for the fiscal year ending December 31, 2024, management will ensure adequate performance information is included in the MDFP letter to shareholders.

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Schedule of Investments

Tactical Growth Allocation Fund

2.	Comment: Footnote (b) to the Schedule of Investments says, “[a]ll or a portion of the security is segregated as collateral.” Please explain the nature of arrangements requiring full or partial segregation of primarily exchange-traded fund investments held by the Fund as collateral to secure daily transaction flows. In your response, please provide details of the terms of these arrangements and the counterparties and explain how disclosure will be enhanced in the financial and registration statements to discuss these arrangements.

Response: The Trust, on behalf of the TFA AlphaGen Fund (the “Fund”), entered into a Special Custody Account Agreement (“Agreement”) with U.S. Bank and Interactive Brokers (the “Broker”) whereby U.S. Bank opened and holds custody of collateral positions related the Broker’s trading and the facilitation of margin transactions. Under the Agreement, the Adviser allocates 25% of the Fund’s daily trading value to this collateral account. The account is in the name of the Fund, but only the Broker can access the collateral if permitted under the Agreement. The Fund grants the Broker a continuing lien on and security interest in all collateral and any proceeds thereof and distributions thereon any other property in the special custody account to secure the Fund’s obligations to the Broker. Going forward, the footnote disclosure shall be amended as follows: “(b) all or a portion of the security will be allocated to a special custody account in which the broker executing trades on behalf of the trust maintains control of the funds to ensure the trust fulfills its obligations relating to the facilitation of margin transactions.”

If you have any questions, please contact Bo J. Howell at (513) 991-8472 or bo@fintechlegal.io.

Very truly yours,

/s/ Bo James Howell
Bo James Howell
On behalf of FinTech Law, LLC